                                                                       EXHIBIT A

                VOCALTEC COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2009

                                 IN U.S. DOLLARS

                                      INDEX

                                                                      PAGE
                                                                   -----------

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                F-2

 CONSOLIDATED BALANCE SHEETS                                         F-3 - F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                  F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                  F-7

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-8 - F-33

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                          VOCALTEC COMMUNICATIONS LTD.

     We have audited the accompanying consolidated balance sheets of VocalTec
Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's and its subsidiaries' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2t to the consolidated financial statements, effective
January 1, 2009, the Company changed its method of accounting for business combinations

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
March 18, 2010                                 A Member of Ernst & Young Global

                                     F - 2

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                 DECEMBER 31,
                                                                                           --------------------------
                                                                              NOTE            2009            2008
                                                                           ----------      ----------      ----------
    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                                                $    7,510      $    5,090
  Short term bank deposits                                                                      3,049           9,900
  Restricted cash                                                                                  23             554
  Trade receivables (net of allowance for doubtful accounts of $ 0 as
    of December 31, 2009 and 2008)                                                                199             214
  Prepaid expenses and other accounts receivable                                    3             459             483
  Severance pay funds                                                                               -             489
  Inventories                                                                       4              63              38
  Work in progress                                                                                762               -
                                                                                           ----------      ----------

TOTAL current assets                                                                           12,065          16,768
                                                                                           ----------      ----------

SEVERANCE PAY FUNDS                                                                               826             618
                                                                                           ----------      ----------

PROPERTY AND EQUIPMENT, NET                                                         5             487             614
                                                                                           ----------      ----------

IDENTIFIABLE INTANGIBLE ASSETS                                                      6             480             160
                                                                                           ----------      ----------

TOTAL assets                                                                               $   13,858      $   18,160
                                                                                           ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                              DECEMBER 31,
                                                                                                      ---------------------------
                                                                                         NOTE            2009             2008
                                                                                      ----------      ----------       ----------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Trade payables                                                                                      $      851       $    1,707
  Accrued expenses and other accounts payable                                                  7           2,053            3,300
  Accrued severance pay                                                                                        -              756
  Deferred revenues                                                                                        1,313              885
                                                                                                      ----------       ----------

TOTAL current liabilities                                                                                  4,217            6,648
                                                                                                      ----------       ----------

LONG-TERM LIABILITIES:

  Accrued severance pay                                                                                    1,030              870
  Other long-term liabilities                                                                                107                -
                                                                                                      ----------       ----------

TOTAL long-term liabilities                                                                                1,137              870
                                                                                                      ----------       ----------

TOTAL liabilities                                                                                          5,354            7,518
                                                                                                      ----------       ----------

COMMITMENTS AND CONTINGENCIES                                                                  8

SHAREHOLDERS' EQUITY:                                                                         10

  Share capital
    Ordinary shares of NIS 0.13 par value: Authorized - 150,000,000 shares at December 31, 2009 and 2008; Issued - 7,484,447 and
      7,376,364 shares at December 31, 2009 and 2008, respectively;
      Outstanding - 5,810,898 and 7,376,364 shares at December 31, 2009
      and 2008, respectively                                                                                 216              213
  Other comprehensive income                                                                  11               -               76
  Additional paid-in capital                                                                              95,820           94,761
  Treasury stock (1,673,549 and 0 shares as of December 31, 2009 and
    2008, respectively)                                                                                     (669)               -
  Accumulated deficit                                                                                    (86,863)         (84,408)
                                                                                                      ----------       ----------

TOTAL shareholders' equity                                                                                 8,504           10,642
                                                                                                      ----------       ----------

                                                                                                      $   13,858       $   18,160
                                                                                                      ==========       ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                    -----------------------------------------------
                                                                       NOTE            2009               2008              2007
                                                                   -----------      -----------       -----------       -----------

Sales:                                                                      12
  Products                                                                          $     4,218       $     3,980       $     3,006
  Services                                                                                2,189             2,134             2,748
                                                                                    -----------       -----------       -----------

                                                                                          6,407             6,114             5,754
                                                                                    -----------       -----------       -----------
Cost of sales:
  Products                                                                                1,768             2,027             2,027
  Services                                                                                  569               580               523
                                                                                    -----------       -----------       -----------

                                                                                          2,337             2,607             2,550
Inventory write-off                                                                           -                 -               459
Amortization of intangible assets                                                             -               328               385
                                                                                    -----------       -----------       -----------

                                                                                          2,337             2,935             3,394
                                                                                    -----------       -----------       -----------

Gross profit                                                                              4,070             3,179             2,360
                                                                                    -----------       -----------       -----------

Operating expenses:
  Research and development, net                                             13            2,056             4,154             4,567
  Selling and marketing                                                                   3,044             3,554             4,736
  General and administrative                                                              2,147             2,704             1,992
Income from sale of patents, net                                                              -           (14,913)                -
Impairment of goodwill and intangible assets                                                  -             3,993             5,437
                                                                                    -----------       -----------       -----------

TOTAL net operating expenses (income)                                                     7,247              (508)           16,732
                                                                                    -----------       -----------       -----------

Operating income (loss)                                                                  (3,177)            3,687           (14,372)
Financial income, net                                                       14              132                90               230
                                                                                    -----------       -----------       -----------

Income (loss) before taxes on income (tax benefit)                                       (3,045)            3,777           (14,142)
Taxes on income (tax benefit)                                               15             (590)               69                37
                                                                                    -----------       -----------       -----------

Net income (loss)                                                                   $    (2,455)      $     3,708       $   (14,179)
                                                                                    ===========       ===========       ===========

Net income (loss) attributable to Ordinary shareholders                             $    (2,455)      $     3,708       $   (14,179)
                                                                                    ===========       ===========       ===========

Basic and diluted net income (loss) per Ordinary share                              $     (0.41)      $      0.50       $     (1.92)
                                                                                    ===========       ===========       ===========

Weighted average number of Ordinary shares used in
  computing net income (loss) per Ordinary share - basic
  and diluted                                                                         6,000,590         7,376,364         7,376,364
                                                                                    ===========       ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                       ORDINARY SHARES             ADDITIONAL                                             OTHER            TOTAL             TOTAL
                                                               ------------------------------       PAID-IN          TREASURY        ACCUMULATED      COMPREHENSIVE    COMPREHENSIVE     SHAREHOLDERS
                                                                  NUMBER           AMOUNT           CAPITAL           SHARES           DEFICIT            INCOME       INCOME (LOSS)         EQUITY
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------

Balance as of January 1, 2007                                     7,376,364      $        213     $     92,228        $       -      $    (73,903)     $          -     $          -      $     18,538
Stock based compensation related to options issued to
   employees                                                              -                 -            1,147                -                 -                 -                -             1,147
Other comprehensive income related to unrealized gain on
   derivative instruments                                                 -                 -                -                -                 -                18               18                18
Cumulative effect of FIN 48 adoption (codified in ASC 740)                -                 -                -                -               (34)                -                -               (34)
Reversal of a provision for issuance expenses                             -                 -              217                -                 -                 -                -               217
Net loss                                                                  -                 -                -                -           (14,179)                -          (14,179)          (14,179)
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------
Total comprehensive income (loss)                                                                                                                                       $    (14,161)
                                                                                                                                                                        ============
Balance as of December 31, 2007                                   7,376,364               213           93,592                -           (88,116)               18                              5,707

Stock based compensation related to options issued to
   employees                                                              -                 -            1,169                -                 -                 -                -             1,169
Other comprehensive income related to unrealized gain on
   derivative instruments                                                 -                 -                -                -                 -                58               58                58
Net income                                                                -                 -                -                -             3,708                 -            3,708             3,708
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------
Total comprehensive income (loss)                                                                                                                                       $      3,766
                                                                                                                                                                        ============
Balance as of December 31, 2008                                   7,376,364               213           94,761                -           (84,408)               76                             10,642

Stock based compensation related to options issued to
   employees                                                              -                 -              936                -                 -                 -                -               936
Shares buy back from major shareholder                           (1,673,549)                -                -             (669)                -                 -                -              (669)
Stock options exercise by employees and directors                    52,404                 1               35                -                 -                 -                -                36
Shares issued in a business combination                              55,679                 2               88                -                 -                 -                -                90
Other comprehensive income related to unrealized gain on
   derivative instruments                                                 -                 -                -                -                 -               (76)             (76)              (76)
Net loss                                                                  -                 -                -                -            (2,455)                -           (2,455)           (2,455)
                                                               ------------      ------------     ------------     ------------      ------------      ------------     ------------      ------------
Total comprehensive income (loss)                                                                                                                                       $     (2,531)
                                                                                                                                                                        ============
Balance as of December 31, 2009                                   5,810,898      $        216     $     95,820     $       (669)     $    (86,863)     $          -                       $      8,504
                                                               ============      ============     ============     ============      ============      ============                       ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------
                                                                              2009            2008            2007
                                                                           ----------      ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                        $   (2,455)     $    3,708      $  (14,179)
  Adjustments required to reconcile net income (loss) to net cash used in operating activities:
    Depreciation and amortization                                                 301             818             977
    Impairment of goodwill and intangible assets                                    -           3,993           5,437
    Increase (decrease) in accrued severance pay, net                            (315)              6            (147)
    Compensation expenses related to shares and options issued to
      employees                                                                   936           1,169           1,147
    Bargain purchase in a business combination                                    (47)              -               -
    Gain on sale of equipment                                                       -               -              (4)
    Capital gain from sale of patents                                               -         (14,913)              -
    Decrease in trade receivables, net                                             15             411             818
    Decrease (increase) in prepaid expenses and other accounts
      receivable                                                                  (53)          1,118            (197)
    Decrease (increase) in inventories and work in progress                      (787)            223             277
    Increase (decrease) in trade payables                                        (856)            894            (117)
    Increase (decrease) in accrued expenses and other liabilities              (1,247)            133            (439)
    Increase (decrease) in deferred revenues                                      428          (1,812)          2,520
                                                                           ----------      ----------      ----------

Net cash used in operating activities                                          (4,080)         (4,252)         (3,907)
                                                                           ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                              (64)           (269)           (178)
  Purchase of assets in business combination                                     (185)              -               -
  Proceeds from sale of property and equipment                                      -               -               4
  Proceeds from sale of patents                                                     -          17,413               -
  Payments related to sale of patents                                               -          (2,383)              -
  Investment in short term deposit                                                  -          (9,900)              -
  Investment in restricted cash                                                     -             (15)           (377)
  Proceeds from redemption of short-term deposit and restricted cash            7,382               -           3,000
                                                                           ----------      ----------      ----------

Net cash provided by investing activities                                       7,133           4,846           2,449
                                                                           ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Shares buy back from shareholder                                               (669)              -               -
  Proceeds from issuance of shares upon exercise of stock options by
    employees                                                                      36               -               -
                                                                           ----------      ----------      ----------

Net cash used in financing activities                                            (633)              -               -
                                                                           ----------      ----------      ----------

Increase (decrease) in cash and cash equivalents                                2,420             594          (1,458)
Cash and cash equivalents at the beginning of the year                          5,090           4,496           5,954
                                                                           ----------      ----------      ----------

Cash and cash equivalents at the end of the year                           $    7,510      $    5,090      $    4,496
                                                                           ==========      ==========      ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid during the year for income taxes                               $       36      $       46      $       22
                                                                           ==========      ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL

     a.   VocalTec Communications Ltd. ("VocalTec") and its subsidiaries ("the
          Company"), is a global provider of carrier-class Voice-over-IP and
          Convergence solutions for fixed and wireless service providers. A pioneer in VoIP technology since 1994, VocalTec develops and markets an extensive VoIP offering enabling the flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers worldwide.

     b.   The Company derived revenues from several major customers - see Note
          13.

     c.   In May 2008, the Company signed a Patent Purchase Agreement (PPA) for the sale of selected patents to Karo Millennium J.P. L.L.C. Pursuant to the agreement, the Company sold 11 patents and certain
          patent-related rights, out of the Company's portfolio of 22 patents.
          With the consummation of the transaction and the payment of all transaction-related expenses, including payment to the Office of the
          Chief Scientist ("OCS"), the Company retained net profit amounting to approximately $ 8,800.

          In December 2008, the Company signed an additional PPA for the sale of certain patents to Masinolli Fund L.L.C. Pursuant to the agreement, the Company sold 4 patents and certain patent-related rights, out of the Company's remaining portfolio of 11 patents. With the consummation of the transaction and the payment of all transaction-related expenses, the Company retained net profit amounting to approximately $
          6,100.

          The Company was granted a geographically unlimited, non-exclusive license to use the sold patents and other patent-related rights in connection with the development and marketing of its products. Upon completion of the sale of the four patents, the Company retained a patent portfolio comprising seven additional patents as well as several trademarks, including the "Internet Phone" trademark and
          Internet domain name.

     d.   Acquisitions of business:

          In December 2009, the Company acquired certain assets and assumed certain liabilities of Outsmart Ltd., a provider of telecommunications convergence solutions. The Outsmart network products enables the
          Company to offer its customers a larger portfolio of VOIP solutions.
          The assets acquired and liabilities assumed included technology, property and equipment, customer contracts and customer relations. The purchase price was paid in cash and shares. The fair value of the shares' portion of the consideration was based on the shares' average closing market price during the five (5) business days that ended on
          (and included) the business day prior to the acquisition date.
          According to the purchase agreement the seller may be entitled to future payments subject to certain conditions relating to future sales in 2010 and 2011. Since at the closing date such payment is remote, the Company did not record any liability that is associated with such potential future payments.

                                     F - 8

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          The acquisition was accounted for under the acquisition method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date, as follows:

                                                                                WEIGHTED
                                                                             AVERAGE USEFUL
                                                                                  LIFE
                                                                                --------

Fair value of assets acquired

Property and equipment                                            $     85
Technology                                                             316             7
Customer relations                                                      28             7
Deferred revenue                                                       (30)            2
Long term liabilities                                                  (77)
                                                                  --------

                                                                       322
                                                                  --------
Fair value of consideration transferred:
Cash                                                                   185
Ordinary shares (55,679 shares)                                         90
                                                                  --------

                                                                       275
                                                                  --------

Excess of fair value of assets over cost ("bargain purchase")     $     47
                                                                  ========

          Bargain purchase: the excess of the estimated fair value of the assets acquired and liabilities assumed over the fair value of the consideration transferred for the business combination, resulting from the seller's business situation prior to the agreement date, was recorded as a deduction from operating expenses.

          The value assigned to the majority of the tangible assets, intangible assets and liabilities is determined using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the asset and then involves adjusting the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.
          Values have been determined as follows:

          Technology - the fair value of the technology was estimated by using the income approach, based on the expected results of the acquired technology. The income approach projects the expected future net cash flows associated with the asset and then adjusts the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

          Customer relations - the value was estimated using the income approach and based on expected operating results related to existing customers of the acquired business during the estimated useful life of the product acquired.

          Deferred revenue - the amount was based on the estimated cost of the obligations and liabilities assumed under certain agreements, including warranty and maintenance. Some of these contracts were paid in advance to the seller, and the Company has a commitment to provide warranty and maintenance pursuant to the contract.

                                     F - 9

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          Long term liabilities - this liability is associated with the obligation for future payment of royalties to the Office of the
          Israeli Chief Scientist ("OCS"). The fair value of such liability was determined using income approach and was based on the OCS contractual a percentage from the estimated future revenues of the Company, that will be subject to such royalties (see Note 8a).

          According to the agreement, the seller will be entitled to receive a percentage from revenues resulting from the acquired assets, above a certain amount. The Company estimates the probability of that situation to occur to be very low, and therefore, no contingent liability was recorded.

          Actual and Pro Forma impact of Acquisition:

          The results of Outsmarts operations from the date of acquisition were immaterial, and have not been included in the consolidated statement of operation due to the proximity of the acquisition to year end.

          The following table presents supplemental pro forma information required by ASC 805, "Business Combination", as if the acquisition of the Outsmart business had occurred on January 1, 2009 for the year ended December 31, 2009 and January 1, 2008 for the year ended
          December 31, 2008:

                                                                           UNAUDITED PRO FORMA
                                                                          CONSOLIDATED RESULTS
                                                                       --------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                                       --------------------------
                                                                          2009            2008
                                                                       ----------      ----------

Revenues                                                               $    7,929      $    7,648
                                                                       ==========      ==========

Income from continuing operations attributable to ordinary
    shareholders                                                           (3,298)           (919)
                                                                       ==========      ==========

Basic and diluted income (loss) per share attributable to Ordinary
    shareholders                                                            (0.55)          (0.12)
                                                                       ==========      ==========

          The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of the Company and the Outsmart business, reflecting both in 2009 and 2008 the Company's and Outsmart business'
          results of operations. The historical financial information has been adjusted to give effect to the pro forma events that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii)
          expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what the Company's consolidated results of operations actually would have been had it completed the acquisition on January
          1, 2009 and on January 1, 2008. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

          (1)  Additional amortization expense (approximately $ 34 in 2009 and
               2008) related to the fair value of identifiable intangible assets acquired.

                                     F - 10

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:- GENERAL (CONT.)

          (2)  Additional depreciation expense (approximately $ 28 in 2009 and
               2008) related to the fair value of identifiable intangible assets acquired.

          (3)  Elimination of $ 80 of costs incurred in 2009, which are directly attributable to the acquisition, and which do not have a
               continuing impact on the combined company's operating results.
               Included in these costs are advisory, legal and other costs incurred by the Company

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S.
     GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, stock-based compensation costs, derivatives, as well as in estimates used in applying the revenue recognition policy related to contract accounting. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

          The financial statements have been prepared in U.S. dollars
          ("dollar"), since the currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the dollar. Most of the Company's revenues are generated in dollar. In addition, a considerable portion of the Company's costs is incurred in dollars and the Company's financing is generally obtained in dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the
          Company operates. Thus, the functional and reporting currency of the
          Company is the dollar. Accordingly, the Company's and its
          subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into dollars in accordance with the guidance in ASC 830, "Foreign Currency Matters".

          Exchange gain and loss are presented in financial income net.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the
          Company and its directly and indirectly wholly-owned subsidiaries. As of the balance sheet date the only significant subsidiary is Tdsoft
          Ltd.

          Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

                                     F - 11

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Cash equivalents, restricted cash and short term bank deposits:

          Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

          Restricted cash is invested in highly liquid deposits, which are used as security for guarantees provided to lessors of office premises, banks as guarantee for hedging instruments made by the Company and customers, as performance guarantees (see Note 8).

          Short-term bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Such deposits are presented at cost including accrued interest, which approximates fair value. Interest on the deposits is recorded as financial income.

     e.   Inventories and work in progress:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence and discontinued products in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. Costs are determined as follows:

          Components cost is determined by the average-cost method.

          Hardware products are determined on the basis of direct costs, with costs measured on an average basis.

          Work in progress:

          o    Costs incurred on a long-term contract in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost.

          o    Labor overhead is generally included on a basis of updated hourly rates and is allocated to the project according to the amount of hours expended. Material overhead is generally allocated to the project based on the value of direct material that is charged to the project.

          Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance.

     f.   Fair value measurements:

          The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". ASC 820
          defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price").
          When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

                                     F - 12

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The actual value at which such financial assets could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

          As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value, (by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value):

          LEVEL 1 - Observable inputs that reflect quoted prices (unadjusted)
          for identical assets or liabilities in active markets.

          LEVEL 2 - Includes other inputs that are observable, either directly or indirectly in the marketplace, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable
          (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data, and

          LEVEL 3 - Unobservable inputs which are supported by little or no market activity, and that are significant to the fair value of the asset or liability.

          The Company measures its foreign currency derivative instruments at fair value are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

          The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

     g.   Property and equipment, net:

          Equipment is stated at cost less accumulated depreciation.
          Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                           %
                                                    -----------------------------------------------

Computers and related equipment                                           33
Office furniture and equipment                                    6 - 25 (mainly-8%)
Leasehold improvements                               Over the shorter of the term of the lease or
                                                                the life of the asset )

     h.   Identifiable intangible assets:

          Identifiable intangible assets mainly consist of patents, trade name, technology, and customer relations. These intangible assets are stated
          at cost net of accumulated amortization and are amortized over their useful life using the method which best reflects the applicable expected utilization pattern.

                                     F - 13

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     i.   Impairment of long-lived assets:

          The long-lived assets and finite-lived intangible assets of the
          Company and its subsidiaries are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment-Subsequent
          Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair values.

          During 2007 and 2009 no impairment losses were identified. During
          2008, the Company recorded an impairment loss for intangible assets in the amount of 1,639.

     j.   Revenue recognition:

          The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance, engineering and support services, and in addition, from providing system integration and products arrangements for which revenues are generated on a fixed price basis. The Company's products are sold both to end users and to resellers, who are considered end-users for the purpose of revenue recognition.

          Revenue from licensing of software products and systems is recognized when all the following criteria outlined in ASC 985-605, "Software
          Revenue Recognition", are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectability is reasonably assured. The Company does not grant a right of return to its customers.

          Where software arrangements involve multiple elements, revenue should be allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company until the end of 2006 to allocate the arrangement fees to support services and maintenance was based on the price charged when these elements were sold separately
          (upon renewal). Revenues for the delivered product until the end of
          2006 were recorded based on the "residual method" prescribed in ASC
          985-605, whereby any discount embedded in the arrangement fee, after allocating revenue to undelivered elements which are not considered essential to the software's functionality as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) VSOE of fair value exists for all the undelivered elements and (2) all revenue recognition criteria of ASC 985-605 are satisfied. Revenues allocated to the support services and maintenance (the undelivered element) are recognized ratably over the service period.

          Due to a limited number of separate support services and maintenance contracts consummated during the periods presented, VSOE is not attainable to support allocation of services and maintenance revenues.
          Accordingly, recognition of revenues from bundled software arrangements are recognized ratably over the period of the last delivered element in the arrangement, which is typically the customer support and maintenance service period, provided that all other revenue recognition criteria are met.

                                     F - 14

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          When an arrangement provides for acceptance of the product by the customer, revenue is only recognized when such acceptance is received from the Customer.

          In certain cases, when the Company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, and provided all other revenue recognition criteria have been met.

          Revenues from arrangements including training and installation services are recognized only after the services are performed.

          Revenues from software maintenance and technical support contracts are recognized on a straight-line basis over the term of the maintenance and support arrangement.

          Revenues from system integration long-term projects are generated from fixed-price contracts according to which the time between the signing of the contract and the final customer acceptance is usually over one year. Such contracts require significant customization for each customer specific needs and, as such, revenues from these type of contracts are recognized in accordance with ASC 605-35,
          "Construction-Type and Production-Type Contracts," using contract accounting based on the percentage of completion method.

          Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, revenues and profit are recorded based on the ratio of costs incurred to estimated total costs at completion.

          A number of internal and external factors may affect the Company's costs estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company's consolidated financial statements. Changes in estimates due to changes in estimates resulting from differences between actual performance and original forecasts are recorded in the results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

          Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of similar services, and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2009, there was no provision for losses.

          The Company believes that the use of the percentage of completion method is appropriate as it has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and the terms of settlement, including in cases of termination for convenience. In all cases the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

                                     F - 15

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

          As of December 31, 2009, the Company adjusted the estimates of a project that was signed with one of its major customers during the year. Such adjustments were required in order to address a delay in the progress in this project. The Company does not expect any loss from this project.

     k.   Research and development costs, net:

          Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses, as incurred

     l.   Royalty-bearing grants:

          Royalty-bearing grants from the Government of Israel and other government authority for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the research and development costs incurred.
          Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales. The Company initially records a liability on account of the royalties when the related revenues are recognized, with a corresponding charge to cost of sales.

          For the grants received and deducted from the research and development costs - see Note 13.

     m.   Income taxes:

          The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2009, a full valuation allowance was provided by the Company. See Note 16 for the impact of an amendment ASC No. 740, Accounting for Uncertainty in
          Income Taxes.

          On January 1, 2007, the Company adopted an amendment to ASC 740-10
          (originally issued as "FIN 48"). The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.
          The Company recognized an increase of approximately $ 34 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit.
          See also Note 15.

                                     F - 16

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Accounting for stock-based compensation:

          The Company accounts for stock-based compensation in accordance with
          ASC 718, "Compensation - Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

          The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.
          ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          Expenses include stock based compensation related to employees as follows:

                                            YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2009            2008            2007
                                   ----------      ----------      ----------

Cost of sales                      $        9      $       17      $       18
Research and development, net             120             357             353
Selling and marketing                     127             263             224
General and administrative                680             532             552
                                   ----------      ----------      ----------

                                   $      936      $    1,169      $    1,147
                                   ==========      ==========      ==========

          The fair value of options granted is amortized over their vesting period and is estimated at the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions:

                                             YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
EMPLOYEE STOCK OPTIONS                2009             2008              2007
----------------------             ----------       ----------       ----------

Expected volatility                       130%             115%             120%
Risk-free interest                        1.2%             2.4%             4.7%
Dividend yield                              0%               0%               0%
Expected life (years)                 5 years          5 years          5 years
Forfeiture rate                          17.5%              12%             7.5%

          The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements of the
          Company over historical period equal to the employee's stock options expected life.

          The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined for plain vanilla options based on the "simplified method" permitted by
          SAB 107 and extended by SAB 110, as the midpoint between the vesting period and the contractual term of the options.

          The Company use the "simplified method" for its plain vanilla stock options as historical experience is not available to provide a reasonable estimate of the expected term for stock option grants.

          The risk-free interest rate is based on the U.S. Treasury zero-coupon bonds yield curve in effect at the time of grant, with an equivalent term to the expected term of the options.

                                     F - 17

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.
          The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

     o.   Severance pay:

          The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law and employment agreements based on the most recent salary of the employees (based on the "shut down method). The Company's liability for all of its employees is fully covered by monthly deposits with managers'
          insurance policies and by an accrual. The value of these managers'
          insurance policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds and includes immaterial profits.

          Severance expense for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $ 282, $ 494 and $ 787, respectively.

     p.   Concentration of credit risks:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

          Cash and cash equivalents and the short term deposit are invested in
          U.S. dollars with major banks in Israel. Generally, these deposits may be redeemed upon demand, and bear minimal risk.

          The Company's trade receivables are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe (mainly Russia), North America, and the
          Far East. The Company performs ongoing credit evaluations of its customers. To date the Company has not experienced any material losses in respect of its trade receivable. For new customers, the Company may require a letter of credit or upfront cash payments. An allowance for doubtful accounts is determined on specific basis in accordance with
          Management's estimation and historical experience.

          Expense (income) resulting from the net increase (decrease) in the allowance for doubtful accounts was $ 0, $ (20) and $ 40 for the years ended December 31, 2009, 2008 and 2007, respectively.

          The Company entered into foreign exchange forward contracts intended to protect against the increase in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure (see Note
          2(q) below).

          Income (expense) resulting from the hedging activities was $ (15), $
          18 and $ 0 for the years ended December 31, 2009, 2008 and 2007, respectively.

                                     F - 18

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q.   Derivatives and hedging activities:

          ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for
          Derivative Instruments and Hedging Activities") requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

          For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized immediately in financial income/expense in the statement of operations.

          The Company entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated new Israeli shekel
          ("NIS") payroll payments. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of operations. During
          2009, there were no gains or losses recognized in earnings for hedge ineffectiveness.

     r.   Net income (loss) per share:

          Basic net loss per share is computed using the weighted average number of Common shares outstanding during the period, and excludes any dilutive effects of options. Diluted net loss per share is computed using the weighted average number of Common shares plus dilutive potential shares of Ordinary stock considered outstanding during the period.

          In the years ended December 31, 2009, 2008 and 2007, all outstanding stock options (2,822,509, 2,507,058 and 1,326,696, respectively) have been excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-diluted effect.

     s.   Treasury shares:

          During 2009, the Company repurchased Ordinary shares from one of its major shareholders, and holds such shares as Treasury shares. The
          Company presents the cost of the repurchase as a reduction in shareholders' equity.

                                     F - 19

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     t.   Adoption of new accounting policies:

          (1)  FASB accounting standards codification:

               In June 2009, the Financial Accounting Standards Board ("FASB")
               issued a standard that established the FASB Accounting Standards
               Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and
               interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered
               non-authoritative. New accounting standards issued subsequent to
               June 30, 2009 are communicated by the FASB through Accounting
               Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

          (2)  Business combinations:

               Effective January 1, 2009, the Company adopted the amended ASC
               805, "Business Combinations" (formerly issued as FAS 141(R)). ASC
               805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development ("IPR&D") to be recorded as intangibles with
               indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in
               earnings.

               In addition, changes in the valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

               The ASC is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

               The determination and allocation of fair values to the
               identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring
               considerable management judgment. Management estimates of fair values are based upon market participants assumptions believed to be reasonable. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.
               Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period.

                                     F - 20

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Forecasted cash flows are mostly based on historical experience and information obtained from the management of the acquired companies and are deemed to be consistent with market
               participants highest and based use of the assets in the principal or most advantages market. Although Company's management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, these estimates and although they are inherently uncertain and actual results may differ from the forecasted amounts and the difference could be material.

          (3)  Fair value measurement of non-financial assets and liabilities:

               The Company adopted the provisions of ASC 820-10, "Fair Value
               Measurements and Disclosures" (formerly FAS 157, "Fair Value
               Measurements"), with respect to non-financial assets and
               liabilities measured at fair value on a nonrecurring basis effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

     u.   Impact of recently issued accounting standards still not effective for the Company as of December 31, 2009:

          1.   In October 2009, the FASB issued an update to ASC 985-605,
               "Software-Revenue Recognition" (originally issued as EITF 09-3).
               In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always
               excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified
               arrangements beginning on the adoption date, or retrospectively, for all periods presented. In such case the Company must also early adopt the amendment to ASC 605-25 with respect to
               multiple-elements arrangements. The Company does not expect the adoption of the update to have a material impact on the Company's consolidated financial condition or results of operations.

          2.   In October 2009, the FASB issued an update to ASC 605-25,
               "Revenue recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

               -    Provide updated guidance on whether multiple deliverables
                    exist, how the deliverables in an arrangement should be
                    separated, and how the consideration should be allocated;

               -    Require an entity to allocate revenue in an arrangement
                    using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling
                    price ("TPE"); and

               -    Eliminate the use of the residual method and require an
                    entity to allocate revenue using the relative selling price method.

               -    Require expanded disclosures of qualitative and quantitative information regarding application of the
                    multiple-deliverable revenue arrangement guidance.

          The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

                                     F - 21

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLE

                                   DECEMBER 31,
                            --------------------------
                               2009            2008
                            ----------      ----------

Prepaid expenses *)         $      251      $      182
Government authorities              60             132
Others                             148             169
                            ----------      ----------

                            $      459      $      483
                            ==========      ==========

     *)   As of December 31, 2009 and 2008, including $ 193 and $ 115, respectively, of costs of hardware products delivered to customers and not recognized as cost of sales since revenue in the related arrangements is being recognized over the period of the last deliverable element (see also Note 2j).

NOTE 4:- INVENTORIES

     The Inventories of the Company are comprised mainly of components.

     Write-off of inventories for the years ended December 31, 2009, 2008 and
     2007 amounted to $ 0, $ 0 and $ 459, respectively.

NOTE 5:- PROPERTY AND EQUIPMENT

                                                                      DECEMBER 31,
                                                              --------------------------
                                                                 2009            2008
                                                              ----------      ----------

Cost *)
  Computers and related equipment                             $    1,003      $    4,844
  Office furniture, equipment and leasehold improvements             876           1,316
                                                              ----------      ----------

                                                                   1,879           6,160
Less - accumulated depreciation *)                                 1,392           5,546
                                                              ----------      ----------

Depreciated cost                                              $      487      $      614
                                                              ==========      ==========

     *)   As of December 31, 2009, includes a write off of old equipment that is not in use anymore, in the cost of $ 4,440, that was already fully depreciated.

          Depreciation expense was $ 277, $ 310 and $ 411 for the years ended
          December 31, 2009, 2008 and 2007, respectively. All of the property and equipment is located in Israel.

                                     F - 22

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:- IDENTIFIABLE INTANGIBLE ASSETS

                                                                       DECEMBER 31,
                                                               --------------------------
                                                                  2009            2008
                                                               ----------      ----------

Identifiable intangible assets
Cost:
  Technology                                                   $    3,365      $    3,049
  Customer contracts                                                  372             372
  Customer relations                                                  915             887
  Trade name                                                          301             301
  Patents                                                               -              80
                                                               ----------      ----------

                                                                    4,953           4,689
                                                               ----------      ----------

Accumulated amortization (including write downs):
  Technology (including $ 1,093 write down in 2008)                 3,049           3,049
  Customer contracts                                                  372             372
  Customer relations (including $ 494 write down in 2008)             887             887
  Trade name (including $ 51 write down in 2008)                      165             141
  Patents                                                               -              80
                                                               ----------      ----------

                                                                    4,473           4,529
                                                               ----------      ----------

Total amortized cost                                           $      480      $      160
                                                               ==========      ==========

     a.   The future annual estimated amortization expense of the intangible assets in the next 5 years relating to VocalTec's amortizable intangible assets existing as of December 31, 2009, is approximately as follows:

                                                   TOTAL
                                               AMORTIZATION
                                                ----------

          2010                                  $       58
          2011                                          58
          2012                                          73
          2013                                          73
          2014                                          73

     b.   Amortization expenses amounted to approximately $ 24, $ 508 and $ 566 for the years ended December 31, 2009, 2008 and 2007, respectively.

          Due to the fact that As of December 31, 2008 and 2007, the Company's market value was substantially lower than the shareholders equity in its books, and due to the Company's loss in 2008 (excluding the income from patent sale), the Company performed impairment test of long lived operating assets, including finite-life intangible assets. As a result of the impairment test, the Company recorded an impairment loss of approximately $ 1,639 related to intangible assets in 2008. This impairment loss is included in separate line item in the statement of operations, together with impairment loss related to impairment of goodwill (see Note 2h). In 2009, the Company identified two asset groups, its patent portfolio and all other operating assets and liabilities except the patent portfolio, as defined in ASC 360
          "Property, Plant, and equipment" The fair value of the asset groups was estimated using the income approach.

                                     F - 23

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                           DECEMBER 31
                                    --------------------------
                                       2009            2008
                                    ----------      ----------

Employees and payroll accruals      $      527      $      721
Accrued expenses                           192             450
Accrued vacation pay                       252             495
Tax accruals                               751           1,344
Government authorities                     180             133
Office lease (Note 8c)                      23             118
Others                                     128              39
                                    ----------      ----------

                                    $    2,053      $    3,300
                                    ==========      ==========

NOTE 8:- COMMITMENTS AND CONTINGENCIES

     a.   In connection with its research and development activities through
          December 31, 2009, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of
          Industry Trade and Labor in Israel ("OCS"). In return for the
          Government of Israel's participation, the Company is committed to pay royalties at a rate of 3.5% - 4.5% of sales of the developed product, up to 100% of the amount of grants received linked to the U.S. dollar
          (grants received under programs approved subsequent to January 1,
          1999, are subject to interest at the annual rate of LIBOR applicable to U.S. dollar deposits).

          The Company's total contingent liability for royalties payable to the
          OCS with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $ 22,000 as of December 31, 2009. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, no payment is required.

          Cost of sales includes royalties paid and accrued to the Government of
          Israel in the amount of $ 225, $ 208 and $ 175 for the years ended
          December 31, 2009, 2008, and 2007, respectively. With respect to the sale of patents related payments to OCS.

     b.   Certain claims, mainly for patent infringement and breach of contract have been made against VocalTec Ltd., Tdsoft Ltd. or its U.S.
          subsidiary. The Company cannot estimate the exposure amount, and in any case, these allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

          During 2008, the Company received a claim from one of its former employees in Germany, regarding his retirement conditions. The Company recorded a provision in its books in an amount deemed appropriate to cover such claim. At the beginning of 2010, the Company reached an agreement with that former employee, paid him and settled the claim.

     c.   The Company's facilities in Israel are rented under operating leases with different periods ending through April 2010. The Company had a renewal option which it chose not to exercise. On March 2010, the
          Company signed a new operating lease agreement for a period of 6 years in another location, with additional 3 years option. Rent expense amounted to $ 468, $ 468 and $ 414 for the years ended December 31,
          2009, 2008 and 2007, respectively. Annual minimum rental commitments under non-cancelable leases at balance sheet date are approximately as follows:

                                     F - 24

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:- COMMITMENTS AND CONTINGENCIES (CONT.)

            2010                                $      177
            2011                                        80
            2012                                        80
            2013                                        80
            2014                                        80
                                                ----------

            Total                               $      497
                                                ==========

          At the end of 2008, the Company vacated the third floor of its leased building in order to cut expenses, and moved onto one floor. Since the
          Company is still obligated to pay rent for the third floor until the end of the contract a liability for the lease termination cost, including remaining lease rentals, reduced by probable sub lease rentals, in the amount of $ 118 was recorded. As of December 31, 2009 the updated liability was $ 23.

          The Company also maintains motor vehicle leases. The total liability for early termination of such leases is approximately $ 38. Motor vehicle lease expense amounted to $ 313, $ 464 and $ 407 for the years ended December 31, 2009, 2008 and 2007, respectively.

     d.   As of December 31, 2009, the bank placed a lien of $ 270 from the
          Company's deposits as a guarantee for certain hedging instruments entered into by the Company during the year. The guarantee will expire in April 2010.

     e.   The Company provided a bank guarantee, with respect to a certain agreement, in the total amount of $ 1.4 million. $ 0.9 million expired during on November 2009. The rest will expire upon completion of the project.

NOTE 9:- FAIR VALUE MEASUREMENTS

     In accordance with ASC 820, the Company measures its foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

     The following table provides information by value level for financial assets and liabilities that are measured at fair value, as defined by ASC
     820, on a recurring basis as of December 31, 2009.

                                       FAIR VALUE MEASUREMENTS
                         --------------------------------------------------
DESCRIPTION             FAIR VALUE      LEVEL 1       LEVEL 2       LEVEL 3
-----------              --------      --------      --------      --------

Derivative asset *)      $      -      $      -      $      -      $      -
                         ========      ========      ========      ========

     *)   As of December 31, 2009, the Company had foreign currency derivative contracts with a fair value of $ 0.

                                     F - 25

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY

     a.   Share capital

          All Ordinary shares of the Company have the same rights. Dividends declared by the company will be distributed to shareholders in proportion to their holdings. If the Company is liquidated, after satisfying liabilities to creditors, the Company's assets will be distributed to the holders of Ordinary shares in proportion to their holdings.

          Holders of Ordinary shares have one vote for each paid-up Ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     b.   In May 2006 the Company issued in a private placement in consideration of $ 4,591, net of issuance expenses of $ 548, 935,000 Ordinary Shares and warrants to purchase up to 424,050 Ordinary Shares at an exercise price of $ 7.9 per share. The warrants became exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance.

          In December 2006 the Company decided to reduce the exercise price of the warrants issued by the Company to the investors from $ 7.9 per share to $ 6.87 per share - the closing price of the Company's ordinary shares on the Nasdaq Capital Market at the close of business immediately prior to execution of the agreement relating to the May
          2006 issuance. The antidilution benefit of $ 37 to the warrant holders from the aforementioned reduction in the exercise price was recorded as a preferred deemed dividend to the warrant holders. As of December
          31, 2009, none of these warrants were exercised into the Company's
          Ordinary shares.

     c.   In November 2006, the Company issued in a private placement in consideration for $ 6,998, net of issuance expenses of $ 527,
          1,750,000 Ordinary Shares and warrants to purchase up to 1,400,000
          Ordinary Shares at an exercise price of $ 5.5 per share. The warrants are exercisable during a period ending June 30, 2011. The shares were registered for trading on NASDAQ on December 4, 2006. As of December
          31, 2009, none of these warrants were exercised into the Company's ordinary shares.

     d.   On March 2, 2009, the Company repurchased an aggregate of 1,673,549 of its shares, constituting approximately 22.7% of the issued and outstanding share capital of the Company, from its largest shareholder, Cisco Systems International B.V. The share purchase was executed at a price per share of $ 0.40, for a total aggregate purchase price of approximately $ 669.

     e.   Share option plans:

          Options granted under the VocalTec amended 2003 Master Stock Option
          Plan generally have a term of seven (7) years. However, options granted prior to December 13, 2005 have a term of ten (10) years.
          Earlier termination may occur if the employee's employment with the
          Company is terminated or if certain corporate changes or transactions occur. The Company's board of directors determines the grant and the exercise price at the time the options are granted upon recommendation of the compensation committee.

                                     F - 26

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

          Each stock option agreement specifies the date and period over which the option becomes exercisable. Options granted generally vest over a period of four years, either in equal quarterly installments of 6.25%
          of the option shares, starting three months after the date of grant, or 25% of the option shares are vested one year following option grant, and the remaining 75% vest in equal quarterly installments of
          6.25% over the remaining three years. Vesting of options granted to employees is conditional upon the grantee remaining continuously employed by VocalTec or its subsidiaries.

          As of December 31, 2009, 307,703 share options out of the total pool of 3,130,212 share options are still available for future grants under the Company's existing plans, including an annual 3% increase of
          304,492 share options. Options which are cancelled or forfeited before expiration become available for future grants.

          A summary of the Company's share option activity under the plans is as follows:

                                                                 YEAR ENDED DECEMBER 31, 2009
                                               --------------------------------------------------------------
                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                  WEIGHTED        REMAINING
                                                                   AVERAGE       CONTRACTUAL        AGGREGATE
                                                NUMBER OF         EXERCISE         TERM (IN         INTRINSIC
                                                 OPTIONS            PRICE           YEARS)            VALUE
                                               -----------       -----------      -----------      -----------

Outstanding - beginning of year                  2,507,058       $      2.23
Granted                                            603,000       $      0.94
Exercised                                          (52,404)      $      0.70
Forfeited                                         (235,145)      $      2.93
                                               -----------       -----------

Outstanding - end of year                        2,822,509       $      1.92             5.29      $     1,801
                                               ===========       ===========      ===========      ===========

Vested and expected to vest - end of year        2,118,316       $      2.18             5.10      $     1,229
                                               ===========       ===========      ===========      ===========

Options exercisable - end of year                1,096,757       $      3.09             4.56      $       416
                                               ===========       ===========      ===========      ===========

          The weighted average fair values of the options granted during 2009,
          2008 and 2007, were $ 0.81, $ 0.36 and $ 3.32, respectively.

          The total intrinsic value of options exercised for the year ended
          December 31, 2009 was $50.

          The total unrecognized compensation cost related to non vested options as of December 31, 2009 is $ 1.1 million, and the weighted average period over which the cost is expected to be realized is 2.1 years.

                                     F - 27

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

          The following table summarizes information about options outstanding and exercisable at December 31, 2009:

                              OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                    ---------------------------------------      ------------------------
                                    WEIGHTED-
                     AMOUNT          AVERAGE       WEIGHTED       AMOUNT         WEIGHTED
                 OUTSTANDING AT     REMAINING      AVERAGE     OUTSTANDING AT    AVERAGE
   RANGE OF         DECEMBER 31,   CONTRACTUAL     EXERCISE     DECEMBER 31,     EXERCISE
EXERCISE PRICES       2009            LIFE          PRICES         2009          PRICES
---------------     ---------      ---------                     ---------
                                    (YEARS)

 $ 0.00-0.50        1,038,560           5.80      $    0.35        202,050      $    0.43
 $ 0.51-1.00          614,591           5.40      $    0.92        221,806      $    0.89
 $ 1.01-3.00          459,880           6.03      $    2.49         92,550      $    2.97
 $ 3.01-5.00          457,064           4.13      $    3.52        360,767      $    3.57
 $ 5.01-20.00         245,350           3.77      $    6.03        212,520      $    6.05
$ 20.01-224.25          7,064           2.56      $   36.71          7,064      $   36.71
                    ---------                                    ---------

                    2,822,509           5.29      $    1.92      1,096,757      $    3.09
                    =========      =========      =========      =========      =========

NOTE 11:- DERIVATIVE FINANCIAL INSTRUMENTS

     As of December 31, 2008, the Company had forward exchange contracts for the acquisition of approximately NIS 15,150 thousand, in consideration for $
     3,900, that matured during 2009 and the beginning of 2010. The fair value of these contracts as of December 31, 2009 and 2008 was $ 0 and $ 76, respectively. The purpose of the contracts was to hedge the NIS expenses during 2009 (mainly salary), by signing contracts to buy NIS amounts in previously determined exchange rates, and by that obtaining fixed expenses in US$. The hedged amount was determined according to estimated salary and other related NIS expenses in 2009.

     The activity related to the changes in net unrealized (losses) gains on cash flow hedges is as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                            ---------------------------
                                                                               2009             2008
                                                                            ----------       ----------

Net unrealized losses on cash flow hedges as of beginning balance           $       76       $       18
Realized losses reclassified into earnings (effective portion)                     (76)              58
                                                                            ----------       ----------
Net unrealized gains (losses) on cash flow hedges as of ending balance      $        -       $       76
                                                                            ==========       ==========

                                     F - 28

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- GEOGRAPHIC, MAJOR CUSTOMERS AND PRODUCT LINE INFORMATION

     The Company manages its business on a basis of one reportable segment. The
     Company follows the guidance in Statement of Financial Accounting Standards
     No. 131, "Disclosure about Segment of an Enterprise and Related
     Information".

                                                                  YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           2009            2008            2007
                                                        ----------      ----------      ----------

Sales classified by geographic areas based on end-
  customer location:
  Russia                                                $    1,557      $    3,140      $    1,635
  Germany                                                      926             948           1,314
  Italy                                                        314             650             884
  Iceland                                                       59              93             155
  Europe - other                                                86              73             643
  Americas (principally United States)                         327             362             351
  Asia                                                         231             162             124
  Israel                                                       472             388             145
  Africa and Middle East                                     2,435             298             503
                                                        ----------      ----------      ----------

                                                        $    6,407      $    6,114      $    5,754
                                                        ==========      ==========      ==========

                                                        YEAR ENDED DECEMBER 31,
                                                 ------------------------------------
                                                   2009          2008          2007
                                                 --------      --------      --------
                                                                   %
                                                 ------------------------------------

Sales to a single customer exceeding 10%:*)
  Customer A                                           14            15            22
  Customer B                                         *) -            26            12
  Customer C                                         *) -          *) -            10
  Customer D                                         *) -            14             -
  Customer E                                           10             -             -
  Customer F                                           35             -             -

     *)   Less than 10%.

     Total revenues from external customers on the basis of the Company's product lines are as follows:

                                   YEAR ENDED DECEMBER 31,
                         ------------------------------------------
                            2009            2008            2007
                         ----------      ----------      ----------

The Essentra family      $    6,407      $    5,731      $    4,482
Tdgate                            -             203             769
Hunt                              -             180             192
Proxi                             -               -             100
Tas                               -               -             179
Core (software)                   -               -              32
                         ----------      ----------      ----------

                         $    6,407      $    6,114      $    5,754
                         ==========      ==========      ==========

                                     F - 29

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13:- RESEARCH AND DEVELOPMENT, NET

                                                 YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                          2009            2008            2007
                                       ----------      ----------      ----------

Research and development expenses      $    2,417      $    4,231      $    5,340
Less- participations from:
  OCS                                         361              77             773
                                       ----------      ----------      ----------

                                       $    2,056      $    4,154      $    4,567
                                       ==========      ==========      ==========

NOTE 14:- FINANCIAL INCOME, NET

                                                                              YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------
                                                                       2009            2008             2007
                                                                    ----------      ----------       ----------

Financial income :
  Interest on cash and cash equivalents, net of bank fees           $       82      $      114       $      321
  Foreign currency translation adjustments, net                             50             (24)             (91)
                                                                    ----------      ----------       ----------

                                                                    $      132      $       90       $      230
                                                                    ==========      ==========       ==========

NOTE 15:- TAXES ON INCOME

     a.   Measurement of taxable income:

          Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the
          Israeli law"), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price
          Index ("Israeli CPI"). Accordingly, until 2007, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1,
          2008, the Inflationary Adjustments Law was repealed.

          In accordance with paragraph 9(f) of SFAS No. 109, as codified in ASC
          740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

     b.   Tax benefits under Israel's Law for the Encouragement of Industry
          (Taxation), 1969:

          VocalTec Ltd. and Tdsoft Ltd. are considered each an "industrial company", as defined by the Law for the Encouragement of Industry
          (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly the right to claim public issuance expenses and accelerated depreciation.

     c.   Tax benefits under the Law for the Encouragement of Capital
          Investments, 1959:

          Certain investments of VocalTec Ltd. and Tdsoft Ltd. received
          "Approved Enterprise" status through the "Alternative Benefits" track, and, as such, are eligible for various benefits. VocalTec Ltd. and
          Tdsoft Ltd. currently have two and four "Approved Enterprise"
          programs, respectively. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rates of 25% or less for an additional period of up to eight years (depending on the percentage of foreign ownership), commencing with the date on which taxable income is first earned.
          Since VocalTec Ltd. and Tdsoft Ltd. have had no taxable income since inception, the benefits period has not yet commenced.

                                     F - 30

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT.)

          The period of tax benefits detailed above, except the full tax exemption period, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The entitlement to the above benefits is conditional upon VocalTec Ltd. and Tdsoft Ltd. fulfilling the conditions stipulated by the above law, regulations published there-under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and VocalTec Ltd. and
          Tdsoft Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2009, management believes that VocalTec Ltd. and Tdsoft Ltd. are meeting all of the aforementioned conditions.

          Any tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the distributing company to taxes only upon the complete liquidation of the company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the company, they would be taxed at the corporate tax rate applicable to such profits as if the company had not elected the alternative track of benefits, currently 25% for an "Approved Enterprise". As of December 31, 2009, the accumulated deficit of each company does not include tax-exempt profits earned by their "Approved Enterprise".

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 26%.

          Taxable income of Israeli companies is subject to tax at the rate of
          26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21%
          in 2014, 20% in 2015 and 18% in 2016 and thereafter.

     d.   VocalTec Ltd. received final tax assessment for the tax years up to
          2004. Tdsoft Ltd. received final tax assessment for the tax years up to 2004. VocalTec Inc. received final tax assessment for the tax years up to 2003. Tdsoft Inc. received final tax assessment for the tax years up to 2005.

     e.   VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 141,000 and $ 51,000 as of
          December 31, 2009, respectively, which may be carried forward indefinitely. VocalTec Communications Inc. and Tdsoft Communications,
          Inc., which are subject to U.S. income taxes, have a loss for tax purposes of approximately $ 9,000 as of December 31, 2009. These losses can be carried forward until 2025. A valuation allowance was recorded for the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future.

          Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the
          Internal Revenue code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                     F - 31

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT.)

     f.   Taxes on income are comprised as follows:

                                        YEAR ENDED DECEMBER 31,
                              -------------------------------------------
                                 2009             2008            2007
                              ----------       ----------      ----------

Current taxes - domestic      $     (590)      $       69      $       37
                              ==========       ==========      ==========

     g.   Deferred taxes on income:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the tax effect for carryforward losses. Significant components of the Company's deferred tax assets are as follows:

                                                               DECEMBER 31
                                                       ---------------------------
                                                          2009             2008
                                                       ----------       ----------

Deferred tax asset:
  Reserves and allowances                              $      118       $      277
  Net operating losses carryforward                        34,575           48,357
                                                       ----------       ----------

Net deferred tax asset before valuation allowance          34,693           48,634
Valuation allowance                                       (34,693)         (48,634)
                                                       ----------       ----------

Net deferred tax asset                                 $        -       $        -
                                                       ==========       ==========

          Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax asset will not be utilized.

          The difference between the theoretical tax computed and the actual tax expense resulted mainly from valuation allowance recorded with respect to carryforward losses and other temporary differences, primarily related to severance and vacation reserves.

     h.   Income (loss) before income taxes is comprised as follows:

                       YEAR ENDED DECEMBER 31,
             --------------------------------------------
                2009             2008             2007
             ----------       ----------       ----------

Israel       $   (3,056)      $    3,811       $  (13,531)
Foreign              11              (34)            (611)
             ----------       ----------       ----------

             $   (3,045)      $    3,777       $  (14,142)
             ==========       ==========       ==========

                                     F - 32

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- TAXES ON INCOME (CONT)

     i.   A reconciliation of the beginning and ending balances of the total amounts of gross tax benefits is as follows:

Gross unrecognized tax benefits of January 1, 2008                         $      1,235

Changes in unrecognized tax benefits as a result of
  tax positions taken during 2008                                                   110
Reductions to unrecognized tax benefits as a result of a lapse of the
  applicable statute of limitations                                                 (76)
                                                                           ------------

Gross unrecognized tax benefits at December 31, 2008                              1,269

Changes in unrecognized tax benefits as a result of tax
  positions taken during 2009                                                        33
Reductions to unrecognized tax benefits as a result of a lapse of the
  applicable statute of limitations                                                (643)
                                                                           ------------

Gross unrecognized tax benefits at December 31, 2009                       $        659
                                                                           ============

          The total gross unrecognized tax benefits at December 31, 2009 is net of $ 80 penalties and interest accrued. The total amount including interest and penalties is $ 739.

                                     F - 33